Exhibit 99.1

Cybin Announces Launch of EMBARK Psychedelic

Facilitator Training Program

TORONTO, CANADA – October 28, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced the launch of the EMBARK Psychedelic Facilitator Training Program.

Led by a team of esteemed faculty, the program offers psychedelic clinical trial facilitators the foundational training needed to provide skillful and ethical care to participants receiving psychedelic treatment. With an emphasis on experiential learning, the training will kick off with an in-person training retreat at the Whidbey Institute, a home for transformational learning in Washington state. The training includes an experiential training component, in addition to the core training and practice sessions on the EMBARK model.

This fall cohort of EMBARK facilitators is a collaborative project with the University of Washington, and these facilitators are preparing for the first clinical trial exploring the potential of psilocybin-assisted psychotherapy to treat healthcare workers experiencing COVID-related distress. This clinical trial, co-sponsored by Cybin, will aim to treat symptoms of depression, anxiety, burnout and post-traumatic stress among frontline doctors, nurses, and healthcare professionals. The study’s Primary Investigator, Dr. Anthony Back, and Ladybird Morgan, RN, MSW, have contributed to an adapted version of the EMBARK therapy manual to address the unique needs of healthcare workers affected by the pandemic. The study will be hosted in Seattle, a city hit hard with an early coronavirus outbreak.

The training curriculum is based on EMBARK, a ground-breaking psychotherapy model that integrates leading clinical approaches to promote supportive healing with psychedelic medicine. EMBARK’s creators, Bill Brennan, PhD (cand.) and Alex Belser, PhD, Cybin’s Chief Clinical Officer, drew from process evidence in psychedelic clinical practice and the experience of senior teachers and supervisors. EMBARK is a transdiagnostic model that is adaptable to different clinical indications and challenges including depression, alcohol use disorder, and anxiety.

“We’re excited to host this training. When we first created EMBARK, we canvassed twenty different psychedelic-assisted psychotherapies. We found that some therapies left out important aspects, like people’s spiritual experiences, somatic experiences, or human relationships. Patients were telling us that these experiences were central to their healing, but many therapies seemed to be missing critical pieces. To address this challenge, we developed EMBARK, which provides an open architecture to support the varieties of psychedelic experience within a coherent therapeutic framework. This is a patient-centered approach for the whole person,” said Dr. Alex Belser, EMBARK’s co-author and Cybin’s Chief Clinical Officer.

EMBARK’s six clinical domains (Existential-Spiritual, Mindfulness, Body Aware, Affective-Cognitive, Relational, Keeping Momentum) represent the broad spectrum of ways in which therapeutic benefits may arise in psychedelic treatment and the equally broad training needed to prepare therapists to support them all. Training in EMBARK prepares facilitators to work within all of these domains, while inviting facilitators to bring in their own therapeutic training and expertise in a flexible, yet structured way. The EMBARK curriculum additionally emphasizes trauma-informed, culturally competent, and ethically rigorous care.

“Psychedelic medicines and the great healing potential they hold have only just begun to find their place in our culture and its array of therapeutic approaches. EMBARK represents an important step forward in that process. We designed it to be uniquely responsive to the distinctive and disruptive ways that these medicines heal people, while also able to incorporate synergistic aspects of other evidence-based treatments. Its flexible, six-domain structure allows us to open the aperture on our notions of healing and expand our ability to help patients reach a place of wellness. We offer EMBARK in a spirit of service and deep respect for psychedelic medicines and the many avenues of healing they open to us,” said Bill Brennan, PhD (cand.), EMBARK’s co-creator.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com